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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-32938

8-32928

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Penn Center Investments, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___100 FOUR FALLS CORPORATE CENTER SUITE 209___
(No. and Street)

RECD S.E.C.

FEB 2 8 2002

___WEST CONSHOHOCKEN,___   ___PA___   813 428
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Rob Botel___   ___610-825-3700___
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Simonson , Lipschutz & Fogel P.C.
(Name — if individual, state last, first, middle name)

PROCESSED

MAR 2 2 2002

THOMSON FINANCIAL

___642 N. Broad Street Suite 200 Philadelphia, PA 19130___
(Address)   (City)   (State)   RECD S.E.C.   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FEB 2 8 2002

813

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



RECEIVED

FEB 28 2002

366

OATH OR AFFIRMATION

I, ____Rob Botel_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____Penn Center Investments, Inc._____, as of

____December 31_____, 20 01___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

____Treasurer_____
Title

Carol C Motta 2/25/02

Notary Public

Notarial Seal
Carol C. Motta, Notary Public
Downingtown Boro, Chester County
My Commission Expires Sept. 7, 2002
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENN CENTER INVESTMENTS, INC.

YEARS ENDED
DECEMBER 31, 2001 AND 2000



Certified Public Accountants

Simonson, Lipschutz & Fogel P.C.

Certified Public Accountants

Independent Auditors' Report

Board of Directors
Penn Center Investments, Inc.
West Conshohocken, Pennsylvania

We have audited the accompanying balance sheets of Penn Center Investments, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penn Center Investments, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on pages 9 through 14 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Simonson Lipschutz & Fogel

February 8, 2002



PENN CENTER INVESTMENTS, INC.
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$107,464	$122,060
Cash segregated under federal and other regulations	15,063	15,470
Receivables from brokers and dealers	66,984	121,770
Total current assets	189,511	259,300
Equipment, furniture and fixtures	49,500	62,409
Less accumulated depreciation	(48,421)	(59,064)
	1,079	3,345
Security deposit	2,859	2,859
Total assets	$193,449	$265,504
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accrued commissions payable	$40,168	$85,748
Accounts payable and accrued expenses	14,814	3,353
Total current liabilities	54,982	89,101
Commitment		
Stockholders' equity:		
Common stock, $1 par, authorized 1,000 shares; issued 100 shares	100	100
Additional paid-in-capital	9,900	9,900
Retained earnings	137,467	175,403
	147,467	185,403
Less 9 shares of common stock at cost	9,000	9,000
Total stockholders' equity	138,467	176,403
Total liabilities and stockholders' equity	$193,449	$265,504

See notes to financial statements.

PENN CENTER INVESTMENTS, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues:		
Commissions	$ 954,356	$1,822,427
Trading income	2,862	12,799
Interest income	3,792	8,917
Miscellaneous income	5,732	8,640
	966,742	1,852,783
Expenses:		
Commissions	722,221	1,469,629
Payroll	93,340	129,465
Payroll and other taxes	21,497	29,127
Accounting	6,901	7,064
Automobile	15,015	13,660
Depreciation	2,266	3,901
Dues and subscriptions	1,146	1,736
Education	542	3,259
Employee benefits	30,205	27,187
Information services	9,260	12,071
Insurance	1,501	1,355
Miscellaneous	360	2,975
Office expense and supplies	11,255	17,094
Postage	3,548	3,237
Professional fees	1,400	3,325
Registration	5,301	6,570
Rent	36,198	27,875
SIPC and other assessments	1,664	2,353
Telephone	10,583	11,649
Travel and entertainment	7,990	8,863
Utilities	2,485	2,538
	984,678	1,784,933
Net income (loss)	($ 17,936)	$ 67,850

See notes to financial statements.

PENN CENTER INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common stock		Additional paid-in capital	Retained earnings	Treasury stock
	Shares Issued	Amount			
Balance, January 1, 2000	100	$100	$9,900	$177,553	($9,000)
Dividends paid				(70,000)	
Net income for 2000				67,850	
Balance, December 31, 2000	100	100	9,900	175,403	($9,000)
Dividends paid				(20,000)	
Net loss for 2001				(17,936)	
Balance, December 31, 2001	100	$100	$9,900	$137,467	($9,000)

See notes to financial statements.

PENN CENTER INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000
Increase (Decrease) in Cash and Cash Equivalents

	2001	2000
Cash flows from operating activities:		
Net income (loss)	($ 17,936)	$ 67,850
Adjustments to reconcile net income To net cash provided by operating activities:		
Depreciation	2,266	3,901
(Increase) decrease in:		
Cash segregated under federal and other regulations	407	(411)
Receivables from brokers and dealers	54,786	2,488
Increase (decrease) in:		
Accrued commissions payable	(45,580)	(29,041)
Accounts payable and accrued Expenses	11,461	(516)
Net cash provided by operating activities	5,404	44,271
Net cash used in financing activities, dividends paid	(20,000)	(70,000)
Net decrease in cash	(14,596)	(25,729)
Cash and cash equivalents, beginning of year	122,060	147,789
Cash and cash equivalents, end of year	$107,464	$122,060

See notes to financial statements.

1. Organization:

    Penn Center Investments, Inc. (the "Company") was formed to
    conduct business in the securities industry. The Company is
    registered as a broker-dealer in securities and acts in an agency
    capacity to buy and sell securities for customers.

2. Summary of significant accounting policies:

    Cash and cash equivalents:

    For the purposes of the statement of cash flows, the Company
    considers all highly liquid debt instruments purchased with an
    original maturity date of three months or less to be cash
    equivalents.

    Equipment, furniture and fixtures and depreciation:

    Equipment, furniture and fixtures are stated at cost.
    Depreciation is provided on a straight-line basis over the
    estimated useful lives of the related assets.

    Revenue recognition:

    The Company recognizes revenue from commissions earned on trades
    based on the trade date of the transaction.

    Estimates:

    The timely preparation of financial statements in conformity with
    generally accepted accounting principles requires management to
    make certain estimates and assumptions that affect certain
    reported amounts and disclosures. Actual results could differ
    from those estimates.

    Income taxes:

    The Company has elected to be treated as a Subchapter S
    Corporation for Federal and state income tax purposes.
    Accordingly, income or losses are included in the individual
    income tax returns of the stockholders.

3. Cash segregated under federal and other regulations:

    The Company does not carry securities accounts for customers but performs certain custodial functions relating to customer securities.

    The Company maintains a clearing deposit of $15,000 with its primary clearing house.

    The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under exemption found in section (k)(2)(ii) because the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

4. Commitment:

    Leasing arrangements:

    The Company leases its office space with payments ranging from $6,204 to $6,648 per month through February 2004. The lease was signed jointly with an unrelated party accompanied by an additional agreement outlining that the other party will be responsible for 57% of the rent.

    The minimum lease commitments are as follows:

Years ending December 31,	Amount
2002	$33,634
2003	34,206
2004	5,717
	$73,557

5. Concentration of credit risk and customers:

    Receivables from brokers and dealers represent amounts held by one broker from closed transactions. Such amounts are usually released to the Company two weeks after the transaction closes. The broker is entitled to charge these amounts for service charges and securities not delivered. The Company does not require collateral for these deposits.

    The Company's two largest customers accounted for 21% of revenues in 2001 and 32% of revenues in 2000.

6. Net capital requirements:

    The Company, as a broker-dealer registered with the Securities and
    Exchange Commission pursuant to Section 15(b) of the Securities
    Exchange Act of 1934, is subject to Rule 15(b) of the Act which
    requires that "aggregate indebtedness" of the Company, as defined,
    shall not exceed 15 times "net capital", as defined. In addition,
    Rule 15c3-1 requires "net capital" of not less than $100,000 to be
    maintained at all times.   At December 31, 2001 and 2000, the
    Company's net capital ratio (aggregate indebtedness to net
    capital) was .41 to 1 and .56 to 1, respectively, and its net
    capital was $133,989 and $160,185, respectively.

7. Trading activity:

    The Company did not record any income from trading activities in
    2001. $138 was reported in 2000. No marketable securities were
    held at December 31, 2001 or 2000.

8. SIMPLE IRA plan:

    Contributions under a SIMPLE IRA and elects to participate in the
    plan are paid for each employee who has earned at least $5,000 in
    compensation over each of the past three calendar years.   The
    Company may contribute up to 3% of each eligible employee's
    compensation to a maximum contribution of $6,000 per employee.
    The Company contributed $9,520 and $10,152 for the years ended
    December 31, 2001 and 2000, respectively.

PENN CENTER INVESTMENTS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE
ACT OF 1934
YEAR ENDED DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement
    of financial condition $138,467

2. Deduct ownership equity not allowable
    for net capital   -

3. Total ownership equity qualified for
    net capital   138,467

4. Add:
    A. Liabilities subordinated to claims
       of general creditors allowable
       in computation of net capital   -
    B. Other (deductions or allowable credits)   -

5. Total capital and allowable subordinated
    liabilities   138,467
6. Deductions and/or changes:
    A. Total non-allowable assets from
       Statement of Financial Condition   ($4,478)
    B. Secured demand note deficiency   -
    C. Commodity futures contracts and
       spot commodities - proprietary
       capital charges   -
    D. Other deductions and/or charges   -   (4,478)

7. Other additions and/or allowable credits   -

8. Net capital before haircuts on securities
    positions   133,989

9. Haircuts on securities:
    A. Contractual securities commitments   -
    B. Subordinated securities borrowings   -
    C. Trading and investment securities:
       1. Exempted securities   -
       2. Debt securities   -
       3. Options
       4. Other securities   -
    D. Undue concentration   -
    E. Other   -

10. Net Capital $133,989

See notes to financial statements.

PENN CENTER INVESTMENTS, INC.
SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE
ACT OF 1934
YEAR ENDED DECEMBER 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6-2/3% of line 19) $3,665

12. Minimum dollar net capital requirement of
     reporting broker or dealer and minimum
     net capital requirement of subsidiaries $100,000

13. Net capital requirement (greater of
     line 11 or 12) $100,000

14. Excess net capital (line 10 less line 13) $33,989

15. Excess of net capital at 1,000%
     (line 10 less 10% of line 19) $128,490

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness
     liabilities from statement of
     financial condition $54,982

17. Add:
     A.   Drafts for immediate credit   −
     B.   Market value of securities borrowed
           for which no equivalent value
           is paid or credited   −
     C.   Other unrecorded amounts   −

18. Deduct: Adjustments based on Special
     Reserve Bank Accounts (15c 3-1 (c) (1) (vii)   −

19. Total aggregate indebtedness $54,982

20. Percentage of aggregate indebtedness
     to net capital (line 19 divided by line 10)   41%

21. Percentage of debt to debt-equity total
     computed in accordance with Rule 15c 3-1   0%

See notes to financial statements.

10

PENN CENTER INVESTMENTS, INC.
SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE
ACT OF 1934
YEAR ENDED DECEMBER 31, 2001

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

No differences exist between this computation of net capital and the
corresponding computation prepared by Penn Center Investments, Inc.
and included in its unaudited Part II Focus Report filing as of
December 31, 2001.

SCHEDULE OF NON-ALLOWABLE ASSETS (LINE 6A)

Equipment, furniture and fixtures net of accumulated depreciation	$ 1,080
Security deposit	2,859
Unsecured receivable, outstanding over 30 days	539
Total Line 6A	$ 4,478

See notes to financial statements.

PENN CENTER IN VESTMENTS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE
ACT OF 1934
YEAR ENDED DECEMBER 31, 2000

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement
    of financial condition $176,403

2. Deduct ownership equity not allowable
    for net capital   -

3. Total ownership equity qualified for
    net capital   176,403

4. Add:
    A. Liabilities subordinated to claims
        of general creditors allowable
        in computation of net capital   -
    B. Other (deductions or allowable credits)   -

5. Total capital and allowable subordinated
    liabilities   176,403
6. Deductions and/or changes:
    A. Total non-allowable assets from
        Statement of Financial Condition   ($14,465)
    B. Secured demand note deficiency   -
    C. Commodity futures contracts and
        spot commodities - proprietary
        capital charges   -
    D. Other deductions and/or charges   -   (14,465)

7. Other additions and/or allowable credits   -   _____

8. Net capital before haircuts on securities
    positions   161,938

9. Haircuts on securities:
    A. Contractual securities commitments   -
    B. Subordinated securities borrowings   -
    C. Trading and investment securities:
        1. Exempted securities   -
        2. Debt securities   -
        3. Options
        4. Other securities   (1,753)
    D. Undue concentration   -
    E. Other   -   (1,753)

10. Net Capital $160,185

See notes to financial statements.

PENN CENTER INVESTMENTS, INC.
SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE
ACT OF 1934
YEAR ENDED DECEMBER 31, 2000

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6-2/3% of line 19) $5,940

12. Minimum dollar net capital requirement of
    reporting broker or dealer and minimum
    net capital requirement of subsidiaries $100,000

13. Net capital requirement (greater of
    line 11 or 12) $100,000

14. Excess net capital (line 10 less line 13) $60,185

15. Excess of net capital at 1,000%
    (line 10 less 10% of line 19) $151,274

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness
    liabilities from statement of
    financial condition $89,101

17. Add:
    A.   Drafts for immediate credit   –
    B.   Market value of securities borrowed
          for which no equivalent value
          is paid or credited   –
    C.   Other unrecorded amounts   –

18. Deduct: Adjustments based on Special
    Reserve Bank Accounts (15c 3-1 (c) (1) (vii)   –

19. Total aggregate indebtedness $ 89,101

20. Percentage of aggregate indebtedness
    to net capital (line 19 divided by line 10)   56%

21. Percentage of debt to debt-equity total
    computed in accordance with Rule 15c 3-1   0%

See notes to financial statements.

PENN CENTER INVESTMENTS, INC.
SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE
ACT OF 1934
YEAR ENDED DECEMBER 31, 2000

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

No differences exist between this computation of net capital and the
corresponding computation prepared by Penn Center Investments, Inc.
and included in its unaudited Part II Focus Report filing as of
December 31, 2000.

SCHEDULE OF NON-ALLOWABLE ASSETS (LINE 6A)

Equipment, furniture and fixtures net of accumulated depreciation	$ 3,345
Security deposit	2,859
Unsecured receivable, outstanding over 30 days	8,061
Petty cash	200
Total Line 6A	$14,465

See notes to financial statements.



Simonson,
Lipschutz
& Fogel P.C.

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON THE SIPC
ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17-a-5

To the Board of Directors of
Penn Center Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Penn Center Investments, Inc. for the year ended December 31, 2001. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with cash disbursement record entries.

2. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards in the United States of America, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Penn Center Investments, Inc., taken as a whole.

Simonson Lipschutz & Fogel

February 8, 2002



The Wallace Building 642 North Broad Street Suite 200 Philadelphia, PA 19130 (215) 765-4600 Fax: (215) 765-5800

Simonson, Lipschutz & Fogel P.C.

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17-a-5

To the Board of Directors of
Penn Center Investments, Inc.

In planning and performing our audit of the financial statements of Penn Center Investments, Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Penn Center Investments, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by Penn Center Investments, Inc. in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding' paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above. Also, no facts came to our attention indicating that the exemptive provisions of Rule 15c3-3 had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Penn Center Investment, Inc.'s practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Simonson Lipschutz & Fogel

February 8, 2002